EXHIBIT 99.1

NEW FOUND MAKES NEW DISCOVERY WITH 35 G/T AU OVER 17M INCLUDING 1,910 G/T AU OVER 0.3M AT “VEGAS ZONE”

Vancouver, BC, February 29, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 97 diamond drill holes that were completed as part of a drill program designed to test targets generated by systematic grid drilling in proximity to the Monte Carlo Zone located 800m southwest of the K2 Zone on the west side of the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Monte Carlo, Vegas, and Powerline Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-1059[2]	68.75	77.75	9.00	1.93	Monte Carlo
NFGC-22-1064[1]	86.55	88.55	2.00	25.77	Monte Carlo
Including	87.40	87.90	0.50	92.51
NFGC-23-1656[2]	62.00	76.75	14.75	1.23	Monte Carlo
NFGC-23-1666[1]	62.75	66.00	3.25	10.57	Monte Carlo
Including	64.55	65.30	0.75	36.56
NFGC-23-1673[2]	59.45	66.70	7.25	6.87	Monte Carlo
Including	61.00	62.25	1.25	27.76
NFGC-23-1736[1]	140.00	149.25	9.25	1.99	Monte Carlo
NFGC-23-1848[1]	89.70	106.55	16.85	35.24	Vegas
Including	97.40	97.70	0.30	1910.00
NFGC-23-1321[2]	46.00	53.00	7.00	3.32	Powerline / West Grid
And[2]	58.70	65.00	6.30	1.85
NFGC-23-1884[2]	43.00	53.55	10.55	1.80	Powerline

 Table 1: Monte Carlo, Vegas, and Powerline Drilling Highlights

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 95% and 240%-70%. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

•	35.2 g/t Au over 16.85m in NFGC-23-1848 was intercepted midway between the Monte Carlo and the K2 Zones on the west side of the AFZ at a new zone named Vegas. The intercept includes an elevated high-grade sample running 1,910 g/t Au over 0.30m that exhibits significant visible gold over a 3cm length, as shown below in Figure 1. Vegas was discovered through reconnaissance grid drilling and subsequent, follow-up drilling has identified a high-grade segment of this moderately northeast-dipping fault that appears to link between the Monte Carlo and K2 structures. Additional drilling is planned to expand on this newly identified high-grade domain.

Figure 1. Photos of mineralization, Left: at ~97.60m in NFGC-23-1848, Right: at ~97.60m in NFGC-23-1848

^Note that these photos are not intended to be representative of gold mineralization in NFGC-23-1848.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

•	Further south at the Monte Carlo Zone (initial discovery announced May 10, 2023), additional targeted drilling has intersected multiple high-grade gold intervals including 25.8 g/t Au over 2.00m in NFGC-22-1064, 10.6 g/t Au over 3.25m in NFGC-23-1666 and 6.87 g/t Au over 7.25m in NFGC-23-1673. These results successfully expand the near-surface high-grade mineralization to cover a strike length of 185m with a depth extent of 160m. Monte Carlo is an east-west striking, steeply dipping vein that remains open along strike and to depth.

•	Reconnaissance grid drilling on the west side of the AFZ a further 800 metres south of Monte Carlo encountered a broad gold mineralized shallowly northeast-dipping shear zone, a new zone called “Powerline”, with characteristics similar to the neighbouring Keats West Zone. Powerline was first intercepted by grid drilling that returned the highlight intervals of 3.32 g/t Au over 7.00m and 1.85m over 6.30m in NFGC-23-1321. Targeted follow-up drilling intercepted 1.80 g/t Au over 10.55m in NFGC-23-1884, found 50m along strike of the initial discovery. Highly anomalous and low-grade mineralization has been defined over a current strike length of 350m at Powerline and testing has only occurred at shallow depths.

Melissa Render, VP of Exploration of New Found, stated: “Our reconnaissance grid drilling campaign conducted on the west side of the AFZ has uncovered several new structures of interest and has added to our understanding of the gold mineralized system. Structural orientations west of the AFZ do tend to be quite different than zones found on the east, however, the character of mineralization and its potential appear quite similar. Our list of targets in the west has now grown and will continue to be an area of focus in 2024.”

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

 .

Figure 2. Powerline to K2 plan view map

Figure 3. 3D Cross-Section of AFZ West (looking east, +/- 35m)

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Figure 4. Monte Carlo long section (looking north)

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

EVEREST
K2
HONEYPOT
JACKPOT
Figure2
VEGAS
LOTTO NORTH
MONTE CARLO
LOTTO
POWERLINE
DOME
GOLDEN JOINT
LITTLE
ROAD
KEATS BASELINE FAULT ZONE
KEATS WEST
ICEBERG EAST
COKES
ICEBERG
KEATS NORTH
KEATS
421
TCW
APPLETON FAULT ZONE
TCH
BULLET
ROCKET
KNOB
QUARRY
GROUSE
Glenwood
Appleton
QWN AFZ PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Shale
Previously Reported
Current Assays Reported
Property Boundary
NEWFOUND GOLD CORP
0
500
1,000m

Figure 5. Grouse - Everest plan view map

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-859A1	126.05	128.85	2.80	2.56	Monte Carlo
And[1]	180.75	183.00	2.25	1.20
NFGC-22-984[3]	97.35	104.70	7.35	2.57	Monte Carlo
And[3]	121.80	124.05	2.25	1.38
NFGC-22-1034[3]	61.35	63.65	2.30	1.46	Monte Carlo
NFGC-22-1059[2]	68.75	77.75	9.00	1.93	Monte Carlo
And[1]	86.20	89.00	2.80	5.88
Including	87.80	88.20	0.40	33.71
NFGC-22-1064[1]	58.00	62.50	4.50	1.76	Monte Carlo
And[1]	86.55	88.55	2.00	25.77
Including	87.40	87.90	0.50	92.51
NFGC-22-1083[3]	13.85	16.00	2.15	3.44	Monte Carlo
And[2]	29.65	31.65	2.00	1.63
And[1]	51.45	53.95	2.50	2.61
NFGC-23-1469	No Significant Values				Monte Carlo
NFGC-23-1490	No Significant Values				Monte Carlo
NFGC-23-1587[2]	171.45	174.55	3.10	2.89	Monte Carlo / West Grid
And[1]	224.25	226.95	2.70	3.17
NFGC-23-1600[4]	228.70	232.20	3.50	1.84	Monte Carlo
NFGC-23-1656[2]	62.00	76.75	14.75	1.23	Monte Carlo
NFGC-23-1661[1]	69.80	72.25	2.45	2.09	Monte Carlo
NFGC-23-1666[1]	32.90	35.10	2.20	1.37	Monte Carlo
And[1]	47.45	50.40	2.95	9.33
Including	47.45	48.80	1.35	19.31
And[1]	62.75	66.00	3.25	10.57
Including	64.55	65.30	0.75	36.56
NFGC-23-1670[1]	155.10	159.30	4.20	1.70	Monte Carlo / West Grid
NFGC-23-1673[2]	59.45	66.70	7.25	6.87	Monte Carlo
Including	61.00	62.25	1.25	27.76
NFGC-23-1675[1]	17.35	22.15	4.80	1.84	Monte Carlo
And[1]	35.35	37.45	2.10	1.22
And[1]	57.60	60.00	2.40	8.95
Including	59.00	59.50	0.50	40.26
NFGC-23-1678[1]	17.35	19.45	2.10	1.17	Monte Carlo
And[1]	28.65	32.10	3.45	1.19
NFGC-23-1691[2]	44.60	52.75	8.15	1.38	Monte Carlo
And[1]	90.80	93.00	2.20	4.95
Including	91.75	92.25	0.50	16.64
And[1]	96.00	98.00	2.00	5.54
Including	97.00	97.45	0.45	20.77
NFGC-23-1697[3]	121.65	124.10	2.45	1.32	Monte Carlo / West Grid
NFGC-23-1698[1]	60.60	62.85	2.25	3.40	Cassino / West Grid
Including	60.60	60.95	0.35	17.85
NFGC-23-1703[4]	131.00	133.00	2.00	1.43	Monte Carlo / West Grid
And[4]	205.00	207.40	2.40	1.28
And[4]	245.00	247.00	2.00	1.26
NFGC-23-1726[2]	95.45	97.60	2.15	1.15	Monte Carlo
And[1]	127.00	129.60	2.60	2.65
Including	128.60	129.00	0.40	17.05
And[4]	173.00	175.50	2.50	1.15
NFGC-23-1736[4]	85.25	91.45	6.20	1.69	Monte Carlo

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
And[1]	140.00	149.25	9.25	1.99
NFGC-23-1742[4]	92.75	95.00	2.25	1.19	Monte Carlo
And[1]	130.05	132.65	2.60	1.29
And[1]	136.35	139.65	3.30	1.32
And[1]	151.65	154.10	2.45	1.42
NFGC-23-1752[1]	129.55	139.35	9.80	1.43	Monte Carlo
NFGC-23-1768	No Significant Values				Monte Carlo
NFGC-23-1775	No Significant Values				Monte Carlo
NFGC-23-1784[4]	98.45	104.85	6.40	1.34	Monte Carlo
And[1]	178.80	181.15	2.35	2.63
NFGC-23-1790[1]	153.60	158.40	4.80	3.26	Monte Carlo
NFGC-23-1797[4]	108.35	110.65	2.30	1.53	Monte Carlo
And[2]	172.45	174.50	2.05	1.50
NFGC-23-1802[4]	127.75	129.85	2.10	1.69	Monte Carlo
NFGC-23-1811[2]	99.45	108.35	8.90	1.51	Cassino
NFGC-23-1817[2]	108.60	111.40	2.80	1.92	Cassino
NFGC-23-1821[1]	127.45	129.70	2.25	3.61	Cassino / West Grid
NFGC-23-1826	No Significant Values				Cassino
NFGC-23-1833[3]	53.00	55.00	2.00	1.67	Cassino
NFGC-23-1841[3]	75.30	77.40	2.10	5.15	Cassino
And[1]	118.45	120.75	2.30	3.90
Including	119.85	120.30	0.45	13.99
NFGC-23-1848[1]	89.70	106.55	16.85	35.24	Vegas
Including	97.40	97.70	0.30	1910.00
And[4]	141.00	143.00	2.00	3.13
NFGC-23-1855	No Significant Values				Cassino
NFGC-23-1876[1]	132.90	135.70	2.80	4.75	Cassino
Including	133.25	133.95	0.70	18.84
NFGC-23-1881	No Significant Values				Cassino
NFGC-23-1899	No Significant Values				Cassino

NFGC-22-1054[4]	52.60	54.90	2.30	1.30	Powerline
NFGC-23-1191[4]	5.10	9.10	4.00	1.06	Little
And[4]	19.60	22.15	2.55	1.18
And[4]	26.60	29.15	2.55	1.03
And[4]	34.70	37.20	2.50	1.44
NFGC-23-1199[1]	20.50	22.85	2.35	1.12	Little
NFGC-23-1202	No Significant Values				Little
NFGC-23-1207	No Significant Values				Little
NFGC-23-1213	No Significant Values				Little
NFGC-23-1215	No Significant Values				Little
NFGC-23-1219	No Significant Values				Powerline
NFGC-23-1224	No Significant Values				Powerline
NFGC-23-1230	No Significant Values				Little
NFGC-23-1234	No Significant Values				Powerline
NFGC-23-1238	No Significant Values				Little
NFGC-23-1257	No Significant Values				Little
NFGC-23-1263[4]	10.00	12.00	2.00	1.13	Little
NFGC-23-1269	No Significant Values				Powerline
NFGC-23-1278	No Significant Values				Little / West Grid
NFGC-23-1284	No Significant Values				Powerline / West Grid
NFGC-23-1291	No Significant Values				Powerline / West Grid
NFGC-23-1300	No Significant Values				Powerline / West Grid

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-23-1311[1]	35.80	38.00	2.20	1.99	Powerline / West Grid
NFGC-23-1321[2]	46.00	53.00	7.00	3.32	Powerline / West Grid
And[2]	58.70	65.00	6.30	1.85
NFGC-23-1330[2]	19.35	22.40	3.05	1.80	Powerline / West Grid
And[2]	76.30	79.20	2.90	1.77
NFGC-23-1341	No Significant Values				Powerline / West Grid
NFGC-23-1352	No Significant Values				Little / West Grid
NFGC-23-1356[4]	178.00	180.60	2.60	1.05	Little / West Grid
NFGC-23-1363	No Significant Values				Little / West Grid
NFGC-23-1379[4]	216.20	219.80	3.60	1.83	Little / West Grid
NFGC-23-1388	No Significant Values				Little / West Grid
NFGC-23-1400	No Significant Values				Little / West Grid
NFGC-23-1407	No Significant Values				Little / West Grid
NFGC-23-1417	No Significant Values				Little / West Grid
NFGC-23-1435	No Significant Values				Powerline / West Grid
NFGC-23-1446	No Significant Values				Little / West Grid
NFGC-23-1460	No Significant Values				Powerline / West Grid
NFGC-23-1493	No Significant Values				Powerline / West Grid
NFGC-23-1543	No Significant Values				Powerline / West Grid
NFGC-23-1664[1]	89.00	91.00	2.00	1.02	Powerline
And[1]	95.00	98.00	3.00	1.07
NFGC-23-1671	No Significant Values				Powerline
NFGC-23-1677	No Significant Values				Powerline
NFGC-23-1865[1]	16.00	18.35	2.35	1.01	Powerline
NFGC-23-1869	No Significant Values				Powerline
NFGC-23-1871[1]	19.40	21.75	2.35	1.38	Powerline
And[1]	34.20	36.30	2.10	1.07
NFGC-23-1877	No Significant Values				Powerline
NFGC-23-1880[1]	9.60	12.00	2.40	5.33	Powerline
Including	9.60	10.05	0.45	27.10
And[1]	12.80	15.60	2.80	1.22
NFGC-23-1884[2]	43.00	53.55	10.55	1.80	Powerline
NFGC-23-1888	No Significant Values				Powerline
NFGC-23-1889	No Significant Values				Powerline
NFGC-23-1890	No Significant Values				Powerline
NFGC-23-1898	No Significant Values				Powerline
NFGC-23-1903	No Significant Values				Powerline
NFGC-23-1909	No Significant Values				Powerline
NFGC-23-1913[1]	27.20	29.75	2.55	1.29	Powerline
NFGC-23-1921[2]	28.30	30.65	2.35	1.43	Powerline
NFGC-24-2027	No Significant Values				Little
NFGC-24-2028	No Significant Values				Little

 Table 2: Summary of composite results reported in this press release for Monte Carlo, Vegas, and Powerline

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

New Found Gold Corp.	8	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-859A	300	-45	448	658553	5429121	Monte Carlo
NFGC-22-984	110	-45	215	658210	5429221	Monte Carlo
NFGC-22-1034	315	-45	170	658264	5429141	Monte Carlo
NFGC-22-1054	135	-76	224	658384	5428517	Powerline
NFGC-22-1059	315	-80	131	658659	5429190	Monte Carlo
NFGC-22-1064	330	-50	137	658589	5429172	Monte Carlo
NFGC-22-1083	295	-48	117	658613	5429217	Monte Carlo
NFGC-23-1191	80	-45	92	657837	5428477	Little Zone
NFGC-23-1199	80	-45	68	657851	5428514	Little Zone
NFGC-23-1202	80	-45	83	657840	5428449	Little Zone
NFGC-23-1207	108	-45	89	657840	5428448	Little Zone
NFGC-23-1213	80	-45	86	657877	5428374	Little Zone
NFGC-23-1215	82	-67	86	657876	5428373	Little Zone
NFGC-23-1219	75	-45	89	658010	5428395	Powerline
NFGC-23-1224	345	-60	311	658048	5428346	Powerline
NFGC-23-1230	345	-60	260	657907	5428242	Little Zone
NFGC-23-1234	75	-45	332	658050	5428344	Powerline
NFGC-23-1238	75	-45	269	657909	5428242	Little Zone
NFGC-23-1257	347	-59	257	658032	5428264	Little Zone
NFGC-23-1263	345	-59	263	658091	5428303	Little Zone
NFGC-23-1269	75	-45	320	658092	5428304	Powerline
NFGC-23-1278	345	-60	251	657936	5428435	Little Zone
NFGC-23-1284	75	-45	308	657937	5428435	Powerline
NFGC-23-1291	347	-59	251	657995	5428519	Powerline
NFGC-23-1300	75	-46	287	658039	5428492	Powerline
NFGC-23-1311	345	-60	254	658150	5428428	Powerline
NFGC-23-1321	75	-45	251	658152	5428428	Powerline
NFGC-23-1330	75	-45	251	658051	5428601	Powerline
NFGC-23-1341	345	-60	254	658050	5428602	Powerline
NFGC-23-1352	345	-61	254	657611	5428379	Little Zone
NFGC-23-1356	74	-46	260	657616	5428378	Little Zone
NFGC-23-1363	75	-45	260	657741	5428448	Little Zone
NFGC-23-1379	75	-45	251	657652	5428600	Little Zone
NFGC-23-1388	345	-60	272	657651	5428600	Little Zone
NFGC-23-1400	75	-45	251	657741	5428664	Little Zone
NFGC-23-1407	345	-60	245	657739	5428665	Little Zone
NFGC-23-1417	345	-60	266	657875	5428587	Little Zone
NFGC-23-1435	75	-45	251	657877	5428587	Powerline
NFGC-23-1446	345	-60	257	657838	5428369	Little Zone
NFGC-23-1460	345	-60	302	658191	5428634	Powerline
NFGC-23-1469	78	-45	251	658254	5428830	Monte Carlo
NFGC-23-1490	75	-45	251	658234	5428725	Monte Carlo
NFGC-23-1493	345	-60	248	658287	5428580	Powerline
NFGC-23-1543	75	-45	266	658288	5428579	Powerline
NFGC-23-1587	345	-60	263	658486	5428926	Monte Carlo
NFGC-23-1600	75	-45	251	658487	5428926	Monte Carlo
NFGC-23-1656	41	-45	113	658692	5429201	Monte Carlo
NFGC-23-1661	10	-66	143	658691	5429201	Monte Carlo
NFGC-23-1664	195	-57	110	658308	5428508	Powerline
NFGC-23-1666	0	-45	101	658679	5429209	Monte Carlo
NFGC-23-1670	345	-60	249	658618	5429077	Monte Carlo
NFGC-23-1671	155	-47	161	658288	5428476	Powerline
NFGC-23-1673	0	-70	110	658680	5429208	Monte Carlo

New Found Gold Corp.	9	TSX-V: NFG, NYSE-A: NFGC

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-23-1675	0	-45	104	658664	5429223	Monte Carlo
NFGC-23-1677	255	-45	110	658287	5428477	Powerline
NFGC-23-1678	0	-45	92	658644	5429217	Monte Carlo
NFGC-23-1691	345	-52	152	658632	5429148	Monte Carlo
NFGC-23-1697	345	-60	273	658471	5429051	Monte Carlo
NFGC-23-1698	345	-60	250	658755	5429346	Monte Carlo
NFGC-23-1703	75	-45	270	658472	5429051	Monte Carlo
NFGC-23-1726	5	-45	189	658584	5429103	Monte Carlo
NFGC-23-1736	30	-54	186	658584	5429103	Monte Carlo
NFGC-23-1742	5	-57	219	658584	5429102	Monte Carlo
NFGC-23-1752	17	-50	198	658584	5429103	Monte Carlo
NFGC-23-1768	0	-45	203	658654	5429094	Monte Carlo
NFGC-23-1775	15	-45	251	658631	5429027	Monte Carlo
NFGC-23-1784	350	-47	233	658631	5429027	Monte Carlo
NFGC-23-1790	7	-63	224	658617	5429078	Monte Carlo
NFGC-23-1797	355	-75	179	658553	5429121	Monte Carlo
NFGC-23-1802	0	-58	248	658549	5429020	Monte Carlo
NFGC-23-1811	278	-66	155	658754	5429347	Monte Carlo
NFGC-23-1817	33	-45	125	658758	5429346	Monte Carlo
NFGC-23-1821	345	-60	161	658686	5429273	Monte Carlo
NFGC-23-1826	323	-68	203	658685	5429273	Monte Carlo
NFGC-23-1833	170	-75	179	658546	5429580	Monte Carlo
NFGC-23-1841	210	-63	194	658544	5429579	Monte Carlo
NFGC-23-1848	200	-75	146	658656	5429521	Monte Carlo
NFGC-23-1855	210	-45	212	658771	5429569	Monte Carlo
NFGC-23-1865	220	-45	110	658176	5428425	Powerline
NFGC-23-1869	295	-45	114	658015	5428713	Powerline
NFGC-23-1871	294	-45	99	658050	5428661	Powerline
NFGC-23-1876	312	-45	182	658850	5429309	Monte Carlo
NFGC-23-1877	115	-55	96	658137	5428496	Powerline
NFGC-23-1880	220	-45	135	658136	5428495	Powerline
NFGC-23-1881	314	-60	197	658850	5429308	Monte Carlo
NFGC-23-1884	30	-55	75	658212	5428391	Powerline
NFGC-23-1888	217	-46	111	658211	5428389	Powerline
NFGC-23-1889	339	-53	236	658851	5429309	Powerline
NFGC-23-1890	200	-45	153	658232	5428564	Powerline
NFGC-23-1898	242	-45	138	658231	5428565	Powerline
NFGC-23-1899	318	-45	209	658893	5429377	Monte Carlo
NFGC-23-1903	215	-55	108	658247	5428358	Powerline
NFGC-23-1909	35	-55	33	658247	5428359	Powerline
NFGC-23-1913	225	-45	150	658191	5428634	Powerline
NFGC-23-1921	335	-50	111	658136	5428492	Powerline
NFGC-24-2027	300	-45	71	657838	5428450	Little Zone
NFGC-24-2028	190	-70	80	657837	5428450	Little Zone

 Table 3: Details of drill holes reported in this press release

Queensway 650,000m Drill Program Update

The Company is currently undertaking a 650,000m drill program at Queensway and approximately 5,200m of core is currently pending assay results.

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill one 450g jar for photon assay. If the jar assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

New Found Gold Corp.	11	TSX-V: NFG, NYSE-A: NFGC

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated February 29, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $53.5 million as of February 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; visible gold; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are

New Found Gold Corp.	12	TSX-V: NFG, NYSE-A: NFGC

reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “appears”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	13	TSX-V: NFG, NYSE-A: NFGC